



05005518

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

1 February 2005

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 0 3 2005
WASH. D.C. 213 SECTION

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
18/1/2005	Appendix 3B
25/1/2005	Patent Granted for Norwood Immunology in South Africa
27/1/2005	Coverage of Norwood by Independent Research Group
31/1/2005	Appendix 4C
1/2/2005	Norwood Immunology Limited Announces IND for Bone Marrow Transplant Treatment Has Been Accepted by FDA

PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

NORWOOD IMMUNOLOGY LIMITED ANNOUNCES IND FOR BONE MARROW TRANSPLANT TREATMENT HAS BEEN ACCEPTED BY FDA

Trial performed in conjunction with prestigious consortium of cancer specialists, co-funded by National Cancer Institute and the National Institute of Allergy and Infectious Diseases.

Norwood Immunology Limited (**'Norwood Immunology' or 'the Company') (AIM: NIM)**, the company focused on the rejuvenation of the immune system, is pleased to announce that the Investigational New Drug (IND) application, which was filed in December 2004, has been accepted by the U.S. Food and Drug Administration (FDA). This IND relates to the commencement of the Company's first autologous (self-derived) "Bone Marrow Transplant" (BMT) trial (NIM-LETR-02) in the U.S.A. with our partner, TAP Pharmaceutical Products Inc. (TAP).

As previously reported, Dr. Richard Champlin, at M.D. Anderson Cancer Center in Houston, Texas, U.S.A., will be the Principal Investigator on this trial. A consortium of other leading clinicians and pre-eminent institutions in the field of cancer will also be involved, including both the Dana-Farber Cancer Institute and the University of Minnesota. This consortium is led by Dr. Lee Nadler, of the Dana-Farber Cancer Institute Harvard Medical School and is co-funded by the National Cancer Institute and the National Institute of Allergy and Infectious Diseases.

Norwood Immunology believes that this trial will significantly advance scientific and medical understanding of how to rebuild the immune system in life-threatening conditions, such as for cancer patients requiring bone marrow (haemopoietic stem cell) transplantation following chemotherapy/radiotherapy. The key endpoints in this study will be the determination of immune responses to four vaccines, as an indicator of improved immune function in patients undergoing an autologous BMT. It is expected that the Phase II, double-blind placebo controlled study will commence treating the first enrolled patient within the next three months.

A second U.S.A. BMT trial (NIM-LETR-03) in allogeneic (donor derived) BMT patients is scheduled to start after the autologous trial is initiated. It is anticipated that this second trial will commence in the second half of 2005.

Richard Williams, Chief Executive of Norwood Immunology, said: "I am pleased to announce that this important IND application relating to our first U.S.A. trial has been accepted by the FDA. It is the culmination of strategic planning and efficient teamwork between our partner, TAP, and our clinicians, with whom we will continue to work closely with to ensure the earliest possible enrolment of patients."

For further information on Norwood Immunology visit
www.norwoodimmunology.com

For further information please contact:

Richard Williams
Chief Executive Officer
Norwood Immunology Limited
+44 (0) 7860 295153

Bernie Romanin
Snr. VP – Corporate Development
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Background:

Norwood Immunology has licensed its immunology intellectual property to TAP for commercialization in the United States, utilizing TAP's GnRH analogue, Lupron Depot® (leuprolide acetate for depot suspension). This combined initiative is exploring the use of Lupron Depot in regenerating the thymus gland and in turn "re-booting" the body's immune system, enabling patients to better recover from life-threatening diseases.

TAP Pharmaceutical Products Inc., located in Lake Forest, IL., U.S.A., is a joint venture between Abbott Laboratories, headquartered in Abbott Park, IL., U.S.A ., and Takeda Pharmaceutical Company Limited of Osaka, Japan. TAP currently markets Lupron Depot and Prevacid® (lansoprazole). For more information about TAP and its products, please visit the company's web site at www.tap.com.

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NORWOOD ABBEY LIMITED

ABN	Quarter ended ("current quarter")
20 085 162 456	31 December 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		329	1,149
1.2	Payments for	(a) staff costs	(1,835)	(4,161)
		(b) advertising and marketing	(408)	(647)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(1,264)	(2,602)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		136	355
1.5	Interest and other costs of finance paid		(317)	(326)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)			
	Other Income		60	65
	Insurance		(217)	(346)
	Legal Expenses		(219)	(1,049)
	Marketing		(408)	(647)
	Travel Expenses		(370)	(919)
	Professional Fees		(401)	(896)
	Net operating cash flows		(4,914)	(10,024)

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	(4,914)	(10,024)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	(20)	(139)
	(c) intellectual property	(663)	(840)
	(d) physical non-current assets	(235)	(345)
	(e) other non-current assets		
	- Capitalised R & D Costs	(268)	(1,518)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	1
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(1,186)	(2,841)
1.14	**Total operating and investing cash flows**	(6,100)	(12,865)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	200	200
1.18	Repayment of borrowings	(1,351)	(1,362)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)		
	Share Issue costs	(100)	(1,036)
	Net financing cash flows	(1,251)	(2,198)
	Net increase (decrease) in cash held	(7,351)	(15,063)
1.21	Cash at beginning of quarter/year to date	15,582	23,294
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	8,231	8,231

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	65
1.25	Aggregate amount of loans to the parties included in item 1.11	21

1.26 Explanation necessary for an understanding of the transactions

Payments include:
(a) directors & committee fees to non-executive directors fees for professional services rendered

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities Guarantee facility for Lease over Premises	374	205
3.2	Credit standby arrangements - various	350	305

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	1,019	2,147
4.2 Deposits at call	7,212	13,435
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.23)	8,231	15,582

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ...Jeffrey Bell................................. Date: 31 January 2005
(~~Director~~/Company secretary)

Print name: ...Jeffrey Bell

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.


NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au

COVERAGE OF NORWOOD BY INDEPENDENT RESEARCH GROUP

Key Points:

- ***Cohen Independent Research Group releases a detailed commissioned independent research report on Norwood Abbey***

Norwood Abbey Ltd [ASX:NAL] ("Norwood") advises that the Cohen Independent Research Group based in California, USA has today released a detailed commissioned independent research report on the Company. Cohen Independent Research Group do not hold any equity in Norwood.

The detailed report evaluates Norwood Abbey using three forecast scenarios – optimistic case, base case and pessimistic case. Their price targets (all in US$) ranges from US$0.81 to US$6.58.

Norwood recommends that the report be read in its entirety to ensure a complete understanding of all the information, assumptions and calculations that were used to set the price targets for each scenario.

The report is available on the Norwood Abbey website as well as the Cohen Independent Research Group website at www.cohenresearch.com.

For further information about Norwood, visit the company's websites at www.norwoodabbey.com www.norwoodeyecare.com and www.norwoodimmunology.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

PATENT GRANTED FOR NORWOOD IMMUNOLOGY IN SOUTH AFRICA

Key Points:

- ***Patent granted in South Africa (patent number 2003/2931)***
- ***Granted claims cover key aspects of the Immunology technology***

Norwood Abbey Ltd [ASX:NAL] ("Norwood") announces that another patent relating to its immunology technology has been granted in South Africa, further strengthening Norwood's intellectual property position in the immunology area.

Norwood's immunology technology is based on the use of FDA approved GnRH analogue drugs to regenerate the thymus gland and enhance bone marrow function. This "re-boots" the body's immune system so it can produce new T cells, enabling patients to better respond to disease. GnRH analogue drugs include Lupron Depot ® marketed by TAP Pharmaceutical Products Inc., Norwood's US partner in the Immunology project.

The South African Patent Office has granted Patent Number 2003/2931– "Treatment of T cell disorders" with 26 claims. The main claims relate to the use of compounds such as GnRH analogues with Bone Marrow (BM) or Haemopoietic Stem Cell (HSC) transplants. HSCs are found in bone marrow and in the blood of adults. These cells are precursors of the vital cells of the immune system, including T cells, B cells and dendritic cells.

The use of GnRH analogues with BM or HSC transplants is an important aspect of Norwood's immunology program and has potential application in the treatment of cancer, infectious diseases, immune dysfunctions (such as allergy and autoimmune disease), and transplant tolerance. In particular, the granted patent includes claims directed towards enhancing the immune response to combat infections such as HIV/AIDS by the use of genetically modifying T cells made resistant to HIV infection.

As recently announced, Norwood and TAP have submitted an IND application for a clinical study of the immunological effects of Lupron in patients undergoing autologous BM transplantation. This study follows on from Norwood's first clinical study in patients receiving a similar treatment; interim results of which were announced in December 2003.

The patent derives from PCT Application number AU01/01291entitled "Treatment of T cell disorders" with a filing date of 15 October 2001 and a priority date of 13 October 2000. The South African patent is the first granted in this patent family. The patent is presently recorded in the name of Monash University, but transfer to Norwood Immunology Ltd, a subsidiary of Norwood, is underway in the South African Patent Office.

For further information about Norwood, visit the company's websites at www.norwoodabbey.com and www.norwoodimmunology.com

For further information please contact:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares & Options over fully paid shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares Options are exercisable at $0.84 each and expire 30 September 2006.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	8,000,000at $0.63 per share Nil per option
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	2,000,000 ordinary shares voluntarily escrowed for 6 months from the date of issue as per revised agreement with CIBA Vision 2,000,000 ordinary shares voluntarily escrowed for 9 months from the date of issue as per revised agreement with CIBA Vision 4,000,000 ordinary shares with 4,000,000 options for private placement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 December 2004 for voluntarily escrowed ordinary shares 18 January 2005 for placement shares and options

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	173,041,408	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,850,000	Options exercisable at various prices expiring on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33 +Despatch date: N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (~~Director~~/Company Secretary) Date: .....18/1/2005..............

Print name: ......Jeffrey H. Bell................................

== == == == ==

+ See chapter 19 for defined terms.